March 12, 2020

Garry E. Menzel, Ph.D.
Chief Executive Officer
TCR2 Therapeutics Inc.
100 Binney Street, Suite 710
Cambridge, MA 02142

       Re: TCR2 Therapeutics Inc.
           Registration Statement on Form S-3
           Filed March 6, 2020
           File No. 333-236965

Dear Dr. Menzel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Stephanie Richards, Esq.